



05037201

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED PROCESSING FEB 2 5 2005 WASH. D.C. SEC...

SEC FILE NUMBER
8- 49034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/31/2004** AND ENDING **12/31/2004**

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:. **Amerest Securities, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

2828 North Harwood Street Suite 2000

(No. and Street)

Dallas	**TX**	**75201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  JACK L. SHARP   **972-317-9575**

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

           Dance, Bigelow, Sharp & Co LLP

(Name – *if individual, state last, first, middle name*)

2300 Highland Village Road Suite 650 Highland Village, TX 75077

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

*PROCESSED
MAR 1 5 2005
THOMSON FINANCIAL*

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Al Parvizian_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Amerest Securities_____ , as of __December 31_____ , 20_04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANCE, BIGELOW, SHARP & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
2300 HIGHLAND VILLAGE RD. #650
HIGHLAND VILLAGE, TX 75077

To the Board of Directors and Stockholder
of Amerest Securities, Inc.

We have audited the accompanying balance sheet of Amerest Securities, Inc. (a Texas corporation) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, liabilities subordinated to the claims of creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amerest Securities, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co LLP

Highland Village, Texas
February 11, 2005

AMEREST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash	$ 21,273	$ 35,624
Deposit NASD	-	1,082
Accounts receivable-affiliate	10,867	9,000
Prepaid expense	30,529	31,951
Total Current Assets	62,669	77,657
TOTAL ASSETS	$ 62,669	$ 77,657

LIABILITIES AND STOCKHOLDER EQUITY

	2004	2003
CURRENT LIABILITIES:		
Accrued expenses	$ 10,867	$ 9,000
Payroll liabilities	-	12,841
Total Current Liabilities	10,867	21,841
STOCKHOLDER EQUITY :		
Common stock, $.01 par value, 5,000,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	22,444	22,444
Retained earnings	28,358	32,372
Total Stockholder Equity	51,802	55,816
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 62,669	$ 77,657

The accompanying notes are an integral part of the financial statements

	2004	2003
REVENUES :		
Commission income	$ 745,971	$ 1,137,234
Interest income	248	444
Total income	746,219	1,137,678
EXPENSES:		
Commissions	640,455	1,014,749
Other operating expenses	52,761	69,678
Registration expense	57,017	54,169
Total expenses	750,233	1,138,596
INCOME BEFORE INCOME TAXES	(4,014)	(918)
CURRENT PROVISION FOR INCOME TAXES	-	-
NET INCOME	$ (4,014)	$ (918)

The accompanying notes are an integral part of these financial statements

AMEREST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2002	$ 1,000	$ 22,444	$ 33,290	$ 56,734
Net Income			(918)	(918)
BALANCE, DECEMBER 31, 2003	1,000	22,444	32,372	55,816
Net Income			(4,014)	(4,014)
BALANCE, DECEMBER 31, 2004	$ 1,000	$ 22,444	$ 28,358	$ 51,802

The accompanying notes are an integral part of the financial statements

AMEREST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities -		
Net income (loss)	$ (4,014)	$ (918)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable - affiliate	(1,867)	2,300
Accounts receivable-other	1,082	(1,082)
Prepaid Expenses	1,422	(7,126)
Accounts payable-trade	(12,841)	12,841
Accrued expenses	1,867	1,000
Taxes payable	-	(1,082)
Net cash provided by operating activities	(10,337)	6,851
Net change in cash	(14,351)	5,933
Cash at beginning of year	35,624	29,691
Cash at end of year	$ 21,273	$ 35,624

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:

Interest	-	-
Income taxes	-	-

The accompanying notes are an integral part of the financial statements

SUPPLEMENTARY INFORMATION

The Company had no liabilities subordinated to creditors at December 31, 2004, nor at December 31, 2003.

The accompanying notes are an integral part of these financial statements.

AMEREST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 AND 2003

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

Amerest Securities, Inc. (the Company), a Texas Corporation was incorporated in May 1996. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in the state of Texas. It is a member of the National Association of Securities Dealers (NASD).

Method of Accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes –

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability tax provision approach is required when applicable. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Deferred tax assets or liabilities for the years ended December 31, 2004 and December 31, 2003 were immaterial.

Adoption of SFSA No. 130 –

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003 the Company had net capital of $10,406 and $14,863 respectively, which was $5,406 and $9,863 respectively over the required net capital of $5,000.

3) RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from an affiliated company (having common ownership): Arcturus Corporation. Commission income from this affiliate was $745,971 and $1,137,234 for the years ending December 31, 2004 and 2003, respectively. Accounts receivable from affiliate at December 31, 2004 was $10,867 and at December 31, 2003 was $9,000.

4) ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas joint venture interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

5) CONTINGENT LIABILITIES

The Company has been named as a co-defendant in two law suites. One was filed by an individual under the Florida Private Whistle Blower Act. This individual is seeking damages up to $500,000.

The second suite was filed by a group of investors in one of the joint ventures promoted by the Company. There are several allegations but no specific damage amount is noted.

Management of the Company does not believe that either suite will result in a finding against the defendants but if there are damages awarded to either or both plaintiffs, Arcturus Corporation would pay such damages.

1.   Computation of net capital and aggregate indebtedness under Rule 15c3-1

Stockholders' equity	$ 51,802
Total stockholder equity	
Less non-allowable assets:	41,396
Net capital	10,406
Minimum net capital required	(5,000)
Excess (deficit) net capital	$ 5,406
Aggregate indebtedness to net capital:	
Accounts payable and accrued expenses	$ 10,867
Aggregate indebtedness	$ 10,867
Ratio: aggregate indebtedness to net capital	1.04 to 1

The difference between the above computation of net capital pursuant to rule 15c3-1 and
that filed with the Company's unaudited December 31, 2004 Focus Report is as follows;

December 31, 2004 FOCUS Report:	$ 12,025
Decrease in loss	18,959
Increase in non-allowable assets	(20,578)
December 31, 2004 Net Capital	$ 10,406

2.   Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3

3.   Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not
maintain possession or control of any customer's funds or securities as of December 31, 2004

The accompanying notes are an integral part of these financial statements

To the Board of Directors
Amerest Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Amerest Securities, Inc. (the Company), for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Danas, Bigelow, Sharp + Co LLP

Highland Village, Texas
February 11 2004